UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________________________________________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)
_________________________________________________________________________________________________________________________

ENABLE MIDSTREAM PARTNERS, LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
292480100
(CUSIP Number)
November 29, 2016
(Date of Event which Requires filing of this Statement)

________________________________________________________________________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100	Schedule 13G/A	Page 2 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bronco Midstream Infrastructure, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC. See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 3 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Enogex Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units") held by Bronco Midstream Infrastructure, LLC, an indirect wholly owned subsidiary of Enogex Holdings LLC ("Enogex").  Enogex does not own any Common Units or subordinated units representing limited partner interests ("Subordinated Units") in the Issuer. See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 4 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ArcLight Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC. ArcLight Capital Partners, LLC, through various investment funds, has indirect voting and investment control over the securities reported herein.  See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 5 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ArcLight Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC.  ArcLight Capital Partners, LLC, through various investment funds, has indirect voting and investment control over the securities reported herein. See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 6 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ArcLight Energy Partners Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC.  ArcLight Capital Partners, LLC, through various investment funds (including ArcLight Energy Partners Fund V, L.P.), has indirect voting and investment control over the securities reported herein.  See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 7 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ArcLight Energy Partners Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC.  ArcLight Capital Partners, LLC, through various investment funds (including ArcLight Energy Partners Fund IV, L.P.), has indirect voting and investment control over the securities reported herein.    See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 8 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bronco Midstream Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC.  ArcLight Capital Partners, LLC, through various investment funds (including Bronco Midstream Partners, L.P.), has indirect voting and investment control over the securities reported herein.    See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 9 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel R. Revers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
43,585,926(1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
43,585,926(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,585,926(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 43,585,926 common units representing limited partner interests ("Common Units"), or 19.4% of the outstanding Common Units, and no subordinated units representing limited partner interests ("Subordinated Units"), in the Issuer held directly by Bronco Midstream Infrastructure, LLC.  ArcLight Capital Partners, LLC has ultimate voting and investment control over the securities reported herein. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners' investment committee, Mr. Revers may be deemed to indirectly beneficially own the units attributable to ArcLight Capital Partners, but disclaims any such ownership except to the extent of his pecuniary interest therein.  See Item 4 for a description of the ownership relationship between the Reporting Persons.

(2)
Based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. For purposes of the percent of class reported in row 11, the outstanding Subordinated Units of the Issuer are considered converted.

CUSIP No. 292480100	Schedule 13G/A	Page 10 of 13

Item 1(a).	Name of Issuer:

Enable Midstream Partners, LP (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Leadership Square
211 North Robinson Avenue
Suite 950
 Oklahoma City, Oklahoma 73102

Item 2(a).	Name of Person Filing:

Bronco Midstream Infrastructure, LLC
Enogex Holdings LLC
ArcLight Capital Partners, LLC
ArcLight Capital Holdings, LLC
ArcLight Energy Partners Fund IV LP
ArcLight Energy Partners Fund V, L.P.
Bronco Midstream Partners, L.P.
 Daniel R. Revers

Item 2(b).	Address of Principal Business Office or, if none, Residence:

200 Clarendon Street
55th Floor
 Boston, MA 02117

Item 2(c).	Citizenship:

Bronco Midstream Infrastructure, LLC	Delaware
Enogex Holdings LLC	Delaware
ArcLight Capital Partners, LLC	Delaware
ArcLight Capital Holdings, LLC	Delaware
ArcLight Energy Partners Fund IV LP	Delaware
ArcLight Energy Partners Fund V, L.P.	Delaware
Bronco Midstream Partners, L.P.	Delaware
Daniel R. Revers	United States

Item 2(d).	Title of Class of Securities:

Common units representing limited partner interests ("Common Units")

Item 2(e).	CUSIP Number:

292480100

CUSIP No. 292480100	Schedule 13G/A	Page 11 of 13

Item 3.

Not applicable.

Item 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Units and subordinated units representing limited partner interests ("Subordinated Units") of the Issuer as of November 29, 2016 based upon 224,552,393 Common Units and 207,855,430 Subordinated Units outstanding as of November 29, 2016, as reported in the prospectus supplement to Issuer's shelf registration statement on Form S-3 (File No. 333-204002) filed on November 22, 2016. The Reporting Persons do not hold any Subordinated Units of the Issuer. The Reporting Persons have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities listed below.

Reporting Person	Number of Common Units	Percentage of Common Units	Total Beneficially Owned (2)(3)(4)	Percentage (As Converted) (2)
Bronco Midstream Infrastructure, LLC(1)	43,585,926	19.4%	43,585,926	10.1%
Enogex Holdings LLC	43,585,926	19.4%	43,585,926	10.1%
ArcLight Capital Partners, LLC	43,585,926	19.4%	43,585,926	10.1%
ArcLight Capital Holdings, LLC	43,585,926	19.4%	43,585,926	10.1%
ArcLight Energy Partners Fund IV LP	43,585,926	19.4%	43,585,926	10.1%
ArcLight Energy Partners Fund V, L.P.	43,585,926	19.4%	43,585,926	10.1%
Bronco Midstream Partners, L.P.	43,585,926	19.4%	43,585,926	10.1%
Daniel R. Revers	43,585,926	19.4%	43,585,926	10.1%

(1)
Represents 43,585,926 Common Units, or 19.4% of the outstanding Common Units, and no Subordinated Units in the Issuer held directly by Bronco Midstream Infrastructure, LLC, an entity that is indirectly owned and controlled by funds of ArcLight Capital Partners, LLC.

(2)
Represents 43,585,926 Common Units, or 19.4% of the outstanding Common Units, and no Subordinated Units in the Issuer held directly by Bronco Midstream Infrastructure, LLC, an entity that is indirectly owned and controlled by funds of ArcLight Capital Partners, LLC.

(3)
The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period (as described in the Issuer's Second Amended and Restated Agreement of Limited Partnership).

(4)
The Common Units are held directly by Bronco Midstream Infrastructure LLC ("Bronco"). ArcLight Capital Partners, LLC ("ArcLight Capital Partners") is the investment advisor for, and ArcLight Capital Holdings, LLC ("ArcLight Holdings") is the managing member of the general partner of each of ArcLight Energy Partners Fund V, L.P., ArcLight Energy Partners Fund IV, L.P. and Bronco Midstream Partners, L.P. Bronco is an indirect wholly owned subsidiary of Enogex Holdings LLC. ArcLight Capital Partners has ultimate voting and investment control over the securities held by Enogex and Bronco and thus may be deemed to indirectly beneficially own such securities. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners' investment committee, Mr. Revers may be deemed to indirectly beneficially own the units attributable to ArcLight Capital Partners, but disclaims any such ownership except to the extent of his pecuniary interest therein.

CUSIP No. 292480100	Schedule 13G/A	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

      Not applicable.

CUSIP No. 292480100	Schedule 13G/A	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2016

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

ARCLIGHT ENERGY PARTNERS FUND IV L.P.

By: ArcLight PEF GP IV, LLC
Its: General Partner

By: ArcLight Capital Holdings, LLC
Its: Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC
Its: General Partner

By: ArcLight Capital Holdings, LLC
Its: Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

BRONCO MIDSTREAM INFRASTRUCTURE, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

ENOGEX HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

BRONCO MIDSTREAM PARTNERS, L.P.

By: ArcLight Bronco Partners GP, LLC
Its: General Partner

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

/s/ Daniel R. Revers
Daniel R. Revers